Menstrual Mates, Inc. (the "Company") a Delaware

Corporation

Financial Statements

either For the fiscal year ended December 31, 2024 and 2025

Unaudited

Menstrual Mates, Inc.
Balance Sheet

Menstrual Mates Inc

Balance Sheet - copy

As of December 31, 2025

	TOTAL	
	⬍ As of Dec 31, 2025	As of Dec 31, 2024 (PY)
∨ Assets		
∨ Current Assets		
› Bank Accounts	$170,312.19	$252,232.30
∨ Other Current Assets		
› 1200 Merchant Processing Cle…	$0.00	$0.00
› 1300 Inventory Asset	$134,246.06	$111,744.73
› 1400 Prepaid Expenses	$0.00	$0.00
1420 Shopify Pending Balance	0.00	0.00
1425 Shopify Carried Balances	0.00	0.00
1600 Payroll Taxes Receivable	4,739.93	7,741.09
1635 Employee Cash Advances	0.00	0.00
Shopify Clearing Account	0.00	0.00
Shopify Pending Balances	0.00	0.00
Total for Other Current Assets	**$138,985.99**	**$119,485.82**
Total for Current Assets	**$309,298.18**	**$371,718.12**
› Fixed Assets	$77,516.87	$77,516.87
› Other Assets	$1,129,326.77	$1,106,588.77
Total for Assets	**$1,516,141.82**	**$1,555,823.76**
∨ Liabilities and Equity		
› Liabilities	$4,265,307.86	$3,992,780.83
› Equity	-$2,749,166.04	-$2,436,957.07
Total for Liabilities and Equity	**$1,516,141.82**	**$1,555,823.76**

Menstrual Mates, Inc.
Income Statement

Menstrual Mates Inc

Profit and Loss

January-December, 2025

	TOTAL	
	⇕ **Jan 1 - Dec 31 2025**	**Jan 1 - Dec 31 2024 (PY)**
⌄ Income		
> 4000 Sales	$0.20	$46,199.78
4020 Shipping Income	35.00	4,349.15
4100 Sales Discount		0.00
4200 Sales Refunds & Allowances	-1,475.90	-6,439.87
Shopify Refunds	-76.90	
Total for Income	**-$1,517.60**	**$44,109.06**
> Cost of Goods Sold	$233.71	$16,223.35
Gross Profit	**-$1,751.31**	**$27,885.71**
> Expenses	$467,531.79	$532,966.39
Net Operating Income	**-$469,283.10**	**-$505,080.68**
> Other Income	$65,337.64	$21,976.82
> Other Expenses	-$12.14	$442,308.07
Net Other Income	**$65,349.78**	**-$420,331.25**
Net Income	**-$403,933.32**	**-$925,411.93**

Unaudited

Menstrual Mates, Inc.
Statement of Cash Flows

Menstrual Mates Inc

Statement of Cash Flows

January-December, 2025

Full name	Total
⌄ OPERATING ACTIVITIES	
Net Income	-403,933.32
❯ Adjustments to reconcile Net Income to Net Cash provided by op…	$35,026.86
Net cash provided by operating activities	**-$368,906.46**
⌄ INVESTING ACTIVITIES	
1605 Product Development Costs	-22,738.00
Net cash provided by investing activities	**-$22,738.00**
⌄ FINANCING ACTIVITIES	
2700 Notes Payable - Long - Term Liability:Erin Magee 03/10/27	10,000.00
2705 Notes Payable - Long - Term Liability:Sydecar LLC 04/11/27	183,000.00
2710 Notes Payable - Long - Term Liability:Simon School Venture …	25,000.00
3000 Opening balance equity	91,724.35
Net cash provided by financing activities	**$309,724.35**
NET CASH INCREASE FOR PERIOD	**-$81,920.11**
Cash at beginning of period	**$252,232.30**
CASH AT END OF PERIOD	**$170,312.19**

Menstrual Mates Inc

Statement of Cash Flows

January-December, 2024

Full name	Total
⌄ OPERATING ACTIVITIES	
Net Income	-925,411.93
❯ Adjustments to reconcile Net Income to Net Cash provided by o…	$248,175.85
Net cash provided by operating activities	**-$677,236.08**
❯ INVESTING ACTIVITIES	-$309,658.04
❯ FINANCING ACTIVITIES	$1,173,831.14
NET CASH INCREASE FOR PERIOD	**$186,937.02**
Cash at beginning of period	**$65,295.28**
CASH AT END OF PERIOD	**$252,232.30**

Unaudited

Menstrual Mates, Inc.
Statement of Cash Flows

Statement of Financial Position

	As of Dec 31, 2025
TOTAL ASSETS	$309,298.18
TOTAL LIABILITIES	$4,265,307.86
EQUITY	-$2,749,166.04
TOTAL LIABILITIES AND EQUITY	$1,516,141.82

Menstrual Mates, Inc.
Notes to the Financial Statements
either For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Menstrual Mates Inc. (the "Company") is a corporation organized in October 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.